UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549


                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                        (Amendment No. 1)*



CUSIP No. 15640 W 103

1.  Names of Reporting Persons.
    I.R.S. Identification Nos. of above persons (entities only).

    Sterling Centura Software LLC

2. Check the Appropriate Box if a Member of a Group
   (See Instructions)
(a)    . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
(b)    . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

3. SEC Use Only. . . . . . . . . . . . . . . . . . . . . . . . . .

4. Citizenship or Place of Organization
   Delaware

Number of Shares Beneficially by Owned by Each Reporting Person
With:

5.  Sole Voting Power
    2,441,424

6.  Shared Voting Power . . . . . . . . . . . . . . . . . . . . .

7.  Sole Dispositive Power
    2,441,424

8.  Shared Dispositive Power . . . . . . . . . . . . . . . . . . .

9. Aggregate Amount Beneficially Owned by Each Reporting
   Person
   2,441,424

10. Check if the Aggregate Amount in Row (11) Excludes Certain
    Shares (See Instructions) . . . . . . . . . . . . . . . . . .

11. Percent of Class Represented by Amount in Row (11)
    8.2%

12. Type of Report Person (See Instructions)


Item 1.
     (a)Name of Issuer

        Centura Software Corporation

     (b)Address of Issuer's Principal Executive Offices

        975 Island Drive, Redwood Shores, California  94025

Item 2.
    (a)Name of Person Filing

       Sterling Centura Software LLC

    (b)Address of Principal Business Office or, if none, Residence

       650 Dundee Road, Suite 370, Northbrook, Illinois  60062

    (c)Citizenship

       Delaware

    (d)Title of Class of Securities

       Common Stock, $.01 Par Value Per Share

    (e)CUSIP Number

       15640 W 103

Item 3.If this statement is filed pursuant to Sections
240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o)
(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c)
(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c)
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
(e) [ ] An investment adviser in accordance with Section
240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J);

    If this statement is filed pursuant to Rule 240.13d-1(c), check this [ ]

Item 4.Ownership

(a)Amount beneficially owned: 2,441,424.

(b)Percent of class: 8.2%.

(c)Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote 2,441,424.

(ii) Shared power to vote or to direct the vote 0.

(iii) Sole power to dispose or to direct the disposition of 2,441,424.

(iv) Shared power to dispose or to direct the disposition of 0.

Item 5.Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.Ownership of More than Five Percent on Behalf of Another
Person
N/A

Item 7.Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company
N/A

Item 8.Identification and Classification of Members of the Group
N/A

Item 9.Notice of Dissolution of Group
N/A

Item 10. Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

Signature

Steven M. Taslitz/Managing Member
Name/Title

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)